ATTACHMENTS FOR N-SAR SUB-ITEM 77I
8-31-04 FYE FUNDS

Undiscovered Managers Funds

As of April 30, 2004, the Undiscovered Managers
Behavior Growth Fund was no longer accepting new purchase orders for its Investor Class Shares.

As of June 7, 2004, the Undiscovered Managers
Behavior Growth Fund, Undiscovered Managers
Behavior Value Fund and Undiscovered Managers
REIT Fund public offering of Class A, Class B and Class C Shares and UM Small Cap Growth Fund public offer Class A Shares.